

KIN TAP AND REC ROOM LLC.

Proposal Overview


MR. WEST
CAFE BAR
MR. WEST
CAFE BAR

KEY DISCUSSION POINTS

About Kin
The Market Gap
The Solution
Features
The Market
Projections
Competition
Competitive Advantages
Startup Costs
Three Year Projections
Founder
Information

A LITTLE ABOUT US...

Kin is home 2.0.

We're building an all-ages flexible venue made to include everyone you want to be with rain or shine; morning, noon, and night. Kin is more than a tap room, it's a rec room, a public living room, a party venue, and a life-as-it-is venue. We can't wait to be your happy place.



About Kin
Tap and Rec
LLC.

WEEKENDS ARE SHORT.
SO IS CHILDHOOD.
ENJOY THEM TOGETHER.

KIN TAP AND REC

THE PROBLEM

The Metro Boston housing market is one of the most expensive in the country. As a result, people are having kids later in life, living in smaller homes, and typically have two parents who work outside the home. This leaves weekends as a precious time for chores, errands, quality time with your children, to catch up with friends and family, and to squeeze in a little rest and relaxation, oh, and fun too.

Parents are left with a frustrating lack of options when family time comes around. Go to an indoor play space that is a miserable place for adults? Or go to a restaurant or taproom where you can't let your kid be a kid? With long Winters, Summers with many days too hot to enjoy outdoors, Boston lacks a year-round venue where kids can be kids and adults can socialize without having to hover.



REPLICATE A THRIVING MODEL




Tap Rooms are low overhead, industrial spaces with low rent and low cost but trendy finishes. They're highly profitable because they focus what's lucrative in hospitality: the bar.

DESIGN FOR THE GAP IN THE MARKET



Kin isn't a childish playground, it's just a place where being a kid isn't disruptive or unsafe. If your kid wants to walk around, let them. Finish your conversation and your wine. They're safe and welcome here.

BUILD COMMUNITY



Parenting can be isolating. Kin makes it easier to get out of the house, get together, and get rid of the stir craziness. Through events, performances, and hosting groups and classes, Kin will be the gathering place for people who need it most.



PHYSICAL SPACE

A 4,500 sf warehouse with soaring ceilings and flooding natural light with a patio, parking, food truck accessibility, and proximity to Sky Zone, Metro Rock Gym, Revolution Axe Throwing, Night Shift, and Bone Up Breweries.

BABY AND CHILD

Couches and ottomans replace tables and chairs. No noisy hand driers to terrify your kiddo. A crawlers' area will keep babies safe from the toddler stampede.Stainless cups mean no broken glass. A family dance floor, lawn games, a playhouse, and twister will keep little busy bodies occupied.



THE BAR

A tap based bar will offer beer, wine, cider, and cold brew on tap. Espresso based drinks as well as canned cocktails, hard seltzer, and other beverages will also be available. The bar will face both the indoor space as well as have a service counter facing the patio..

THE MARKET

The average household income within 3 miles of Kin is over $90k. Within 5 miles it is over $100k. The average age of residents within 3 and 5 miles is 37 - Kin's exact target customer.



Neighboring Tap Rooms are averaging 5,000 pours per weekend day and 500-1000 pours per weekday. Kin's projections are based on a fraction of those sales, so it's likely we'll far surpass our impressive profit projections



Kin is located in the same complex as other recreation and lifestyle venues that have exceeded their expectations for traffic and profit. These businesses are thrilled to have Kin absorb the traffic they can't and offer a comfortable space for people who want to linger.

PROJECTIONS

Kin's three year projections are based on very low sales and higher than expected costs, making it likely we'll far exceed our impressive profit margins.

Projecting an average of 7,000 total pours each month (about 15% of what a neighboring taproom sells) with a profit of $5-8 per beer sold and $8-11 per glass of wine sold, Kin will bring in about $50,000 in bar sales monthly, conservatively.



$5-10 profit margin per pour



$10,000 in profit for every 2,500 drinks sold on average



Minimal profit projections are $50,000 gross monthly and $30,000 net

COMPETITION

TAP ROOMS



Tap rooms are thriving, if not booming, in the metro Boston area. Parents with young children frequent them but they have tables and chairs where children need to be docile. Many have fireplaces and other unsafe features. They also only cater to beer drinkers.

INDOOR PLAYGROUNDS



Indoor playgrounds are loathed by many parents. They are loud, bright, high stimulation environments that are often messy and offer no accommodations for parents. Parents end up sitting on the floor and are often told they may not bring their coffee or water into the play area.

LAWN ON D, ANCHOR AND BEER GARDENS



Beer and wine gardens are ideal on many levels but Boston's weather make them inhospitable most of the year. Some lack bathrooms and changing rooms, others are waterfront or have unsafe hardscaping.

KIN'S GOT A LOT GOING FOR IT ALREADY

- We have a lease on a space located between SkyZone and Revolution Axe bar. Both venues are excited to direct lingering customers out of their spaces and into Kin.

- Our landlord owns the buildings for all our neighboring and complementary businesses, his tenants are a strong, supportive community that provide services to one another at cost.

- Our lawyer is deeply rooted in the city and, along with the landlord, has been speaking to commissioners and inspectors since Kin's inception to ensure a smooth process.

- Enthusiasm and support for Kin has been exceptional. Parents simply cannot wait for us to open our doors.

DIVERSE BEVERAGE MENU

Kin will be the only taproom in the area to offer beers, wines, ciders, and coffees, making it appealing to a broader audience at more times of day.

SOFT SEATING

Kin will only have lounge seating. We make it clear we want you feel at home with couches and ottomans as well as leather floor mats so you can have an indoor picnic.

KID FRIENDLY, NOT CHILDISH

Kin will have a neutral color scheme and an easy going atmosphere. You won't find art supplies, train tables or clutter, just space and peace of mind.

Startup Capital

$500,000









$250,000 for buildout

- Concrete floor refinishing
- Powerwashing and painting
- Bar buildout
- Bathroom renovations
- Overhead door upgrades
- Air conditioning install
- Sprinkler system upgrade
- Patio landscaping

$ 584.36 XXX
DOLLARS

$150,000 for human capital

- Architect fees
- Attorney fees
- CPA and consultant fees
- Founder Salary

$100,000 for fittings and furnishings

- Seating and furniture
- AV, POS system, and WiFi
- Games, playhouse, photobooth, etc
- Fixtures and equipment

FINANCIAL PROJECTIONS

Three Year Projections



Gross Revenue
Operating Profit

RIPE FOR THE MARKET

Kin's low overhead model takes advantage of the confluence of several market factors:

- Surge in disruptive hospitality - order your food online or visit a food truck - Kin doesn't need to invest in food service or equipment. You can always have your favorite meal thanks food trucks and delivery

- Trends toward casual, accessible venues over fine dining or formal settings

- Families increasingly have two working parents leading to decreased interest in paying sitters on weekends as families have such high childcare costs and hardly see their children already

- Families are living in smaller homes as housing prices skyrocket, making it harder to host gatherings in minimal space.



Elizabeth Castellana

Founder

Elizabeth is a Harvard educated mama and educational administrator. Kin is the passion project she never thought she'd pursue, but felt that time apart from her children needed to be more meaningful than the work she was doing. As a working mom, Elizabeth felt the need for a Kin-like business acutely. Realizing that if she didn't pursue the creation of Kin herself, it may never exist, Elizabeth decided to start exploring her idea more seriously. Since first speaking about Kin out loud, the support and enthusiasm for the business model has been profound.

Contact Information

FOR COMMENTS, QUESTIONS, OR SUGGESTIONS

MAILING ADDRESS

144 Park St
Medford MA 02155

PHYSICAL ADDRESS

69 Norman St Suite 17
Everett MA 02149

EMAIL ADDRESS

hello@kintapandrec.com

PHONE NUMBER

(617) 750-5043